SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated March 16, 2004

                              ____________________

                             STMicroelectronics N.V.
                              (Name of Registrant)

                         39, Chemin du Champ-des-Filles
                    1228 Plan-les-Ouates, Geneva, Switzerland

                    (Address of Principal Executive Offices)

                              ____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F X        Form 40-F
                                  ---                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes          No X
                                   ---         ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes          No X
                                   ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated March 15, 2004, announcing Pasquale Pistorio's succession plan.

  Pasquale Pistorio's Succession Plan Announced at STMicroelectronics


  Geneva - March 15, 2004 - At the Annual General Shareholders' Meeting of 2005, the mandate of Mr. Pasquale Pistorio as President and Chief Executive Officer of STMicroelectronics will expire. As previously reported, Mr. Pistorio, who will be 69 years old at that time, will formally retire from the positions that he has held since the formation of STMicroelectronics in 1987.

  Mr. Pistorio, in concert with his management team, has been the architect of the Company's outstanding achievements of the past several years, and the Company's Supervisory Board supports the continuity of the management culture that he has instilled within the organization. Therefore, the Supervisory Board has approved Mr. Pistorio's recommendation for his succession and will propose that Mr. Carlo Bozotti (age 52) be appointed as Sole Member of the Management Board and President and Chief Executive Officer of STMicroelectronics, subject to approval by the Company's shareholders at the 2005 Annual General Meeting.

  Moreover, as part of the succession plan, the Supervisory Board, upon the proposal of Mr. Bozotti, will endorse the appointment of Mr. Alain Dutheil (age 59) as Chief Operating Officer reporting to the President and CEO.

  Italian born, Mr. Bozotti is a graduate in Electronic Engineering from the University of Pavia and joined the Italian manufacturer SGS-ATES, an ST predecessor company, in 1977. He quickly climbed the corporate ladder, gaining responsibility for the Telecom Business Unit within the Dedicated Products Group, and then heading Corporate Strategic Marketing and Key Accounts. Mr. Bozotti subsequently became Corporate VP for Marketing and Sales, Americas, and moved into a similar role for Europe and Headquarters Region, thereby developing broad international expertise and close relationships with key customers. Today Carlo Bozotti is Corporate VP, General Manager, Memory Products Group, a position he assumed in 1998.

  Born in the South of France, Mr. Dutheil is an Engineering graduate from Ecole Superieure d'Ingenieurs of Marseilles. He began his professional career in 1969 with Texas Instruments and joined Thomson Semiconducteurs, an ST predecessor company, in 1983 as Manager of the Aix-en-Provence plant in France. After an experience as General Manager for the Discrete Products division, he became Corporate VP of all Back-end manufacturing activities of STMicroelectronics. Building upon his strong commitment to Total Quality Management, his organizational skills, and his understanding of human capital, Mr. Dutheil was also appointed Corporate VP Human Resources, a position he currently holds together with that of Corporate VP Strategic Planning.

  Together Mr. Bozotti and Mr. Dutheil combine over 60 years of experience in the semiconductor field where they have been active throughout their entire working careers and covering a large portion of the industry's history.

  Their broad expertise in key areas such as: technology, manufacturing, marketing, and people management, combined with their presence and active role in the Corporation from its creation in 1987, ensure not only a continuity of the Company's culture, but also a deep understanding of ST's corporate life and overall knowledge of the industry.

  About STMicroelectronics
  STMicroelectronics N.V. is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange (Borsa Italiana). In 2003, the Company's net revenues were $7.24 billion and net earnings were $253 million. Further information on ST can be found at www.st.com.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    STMicroelectronics N.V.


Date:    March 16, 2004             By:  /s/ PASQUALE PISTORIO
                                        ------------------------------

                                    Name:  Pasquale Pistorio
                                    Title: President and Chief Executive Officer


Enclosure: A press release dated March 15, 2004, announcing Pasquale Pistorio's succession plan.